JAMIESON CORPORATE FINANCE US LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
APRIL 30, 2022

(IN US DOLLARS)

JAMIESON CORPORATE FINANCE US LLC
CONTENTS



YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jamieson Corporate Finance US, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jamieson Corporate Finance US, LLC (the "Company") as of April 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Jamieson Corporate Finance US, LLC's auditor since 2021.

New York, NY

July 27, 2022

JAMIESON CORPORATE FINANCE US LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2022

(IN US DOLLARS)

ASSETS

Cash	$	3,483,252
Accounts receivable		146,737
Prepaid expenses		74,907
Operating lease right-of-use asset		1,267,915
Security deposits		141,538
Total assets	$	5,114,349

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,401,706
Operating lease liability		1,269,946
Total liabilities		2,671,652
Members' equity		2,442,697
Total liabilities and members' equity	$	5,114,349

The accompanying notes are an integral part of these financial statements.

JAMIESON CORPORATE FINANCE US LLC
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2022
(IN US DOLLARS)

1. ORGANIZATION AND NATURE OF BUSINESS

Jamieson Corporate Finance US LLC (the "Company") was organized as a Limited Liability Company in 2013. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on June 22, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers. The Company also advises management teams through Financial Sponsor backed buyouts including assisting with the negotiation of their Incentive Plans.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("Topic 606"). The main principle of Topic 606 is that an entity should recognize revenue in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company typically enters into contracts with clients calling for advisory fee services and success fees to be paid out once the transaction is successfully completed. This success fee is typically a flat fee. Accordingly, the Company recognizes advisory fees in the period earned, when the performance obligations have been satisfied. In addition, the Company recognizes success fees at the date the performance obligation is satisfied which is at the completion of the transaction

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of April 30, 2022, the Company has not recorded an allowance for any potential non-collection.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

(IN US DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Transactions

The Company's functional currency and its reporting currency is the United States dollar. Transactions denominated in any currency other than the functional currency are converted into United States dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of revenue and expense transactions. Monetary assets and liabilities are revalued into the reporting currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to accumulated other comprehensive loss. Non-monetary assets and liabilities are recorded in the reporting currency using the historical exchange rate.

The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations on financial transactions denominated in a foreign currency. The transactions are translated into U.S. dollars on the Company's financial statements. Any unrealized gain or loss due to spot rate fluctuations is included in Accumulated Other Comprehensive Loss.

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the following useful lives:

Computer and office equipment	3 years
Furniture and fixtures	7 years

The Company had no impairment charges as of April 30, 2022. Depreciation expense for the period ended April 30, 2022, was $36.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At April 30, 2022, the Company had net capital of $2,079,515, which was $1,985,933 in excess of the FINRA minimum net capital requirement of $93,582.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended April 30, 2022, five clients accounted for 38% of the Company's revenue. Two clients accounted for 65% of accounts receivable as of April 30, 2022.

(IN US DOLLARS)

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with its parent for services that are shared and paid by the Managing Member. These expenses are allocated to the Parent in accordance to the Agreement and the apportionment is based on reasonable allocation agreed by the parties. The Company had expense reimbursements paid to the Parent in the amount of $250,695 for the year ended April 30, 2022.

Additionally, the Company and the Parent, from time to time, work collaboratively whereby the Parent or the Company provides consultancy support. The Company reimbursed the Parent for consulting support in the amount of $148,560 for the year ended April 30, 2022.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company moved to new office space on January 14, 2019. The monthly rent was $11,369 and the lease expired on January 31, 2020. The Company then executed a one-year lease which began February 1, 2020. The base monthly rent is $12,052 and expired on January 31, 2021. As a consequence of the impact of Covid-19 the lease agreement was rolled over on January 31, 2021 at the same rate. The Company has provided notice on this lease, however while the premises manager seeks a new tenant the Company will pay the monthly rent of $12,776, this could continue through until the contractual termination date of 31st January 2023. During the year ended April 30, 2022, the total rent incurred under this lease, including incidentals, was $161,105.

The Company determines if an arrangement is a lease at inception. The Company's leases as a lessee were determined to be operating leases and are included in the Company's statement of financial condition. In connection with FASB 842 regarding leases, the Company records a right of use ("ROU") asset, which is offset by a corresponding liability.

The Company recognizes the lease liability and a ROU asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company recognizes lease costs on a straight-line basis over the lease term.

On 2nd March 2022 the Company signed 5 year and 6 month lease for new office space which runs until 31st October 2027. This represents the first break clause in the agreement. The base monthly rent is $20,693.75.

(IN US DOLLARS)

6. COMMITMENTS AND CONTINGENCIES (continued)

Year Ending April 30,	Operating Leases
2023	$249,219
2024	259,944
2025	270,669
2026	281,393
2027	292,112
2028	125,810
Total undiscounted lease payments	$1,479,148
Less: imputed interest	(209,201)
Present value of Lease liabilities	$1,269,946

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

7. RISKS AND UNCERTAINTIES

During 2021, coronavirus disease (COVID-19) has continued to cause major disruptions to the economy. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company. However, the potential impact on the Company's financial position and results of future operations cannot be reasonably estimated.

8. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, April 30, 2022, and the auditor's report date, when the financial statements were issued. No subsequent events requiring recognition as of April 30, 2022.